SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 7)*

UPLAND SOFTWARE, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

91544A109

(CUSIP Number)

ESW CAPITAL, LLC

401 CONGRESS AVENUE

SUITE 2650

AUSTIN, TX 78701

(512) 524-6149

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) ESW Capital, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC, AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 5,678,897
	(8)	Shared voting power
	(9)	Sole dispositive power 5,678,897
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 5,678,897
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 30.8%*
(14)	Type of reporting person (see instructions) OO

*	Calculated based upon 18,437,943 shares of the Issuer’s common stock outstanding on May 5, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the Securities and Exchange Commission on May 12, 2017.

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Joseph A. Liemandt
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 5,678,897
	(8)	Shared voting power
	(9)	Sole dispositive power 5,678,897
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 5,678,897
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 30.8%*
(14)	Type of reporting person (see instructions) IN/HC

*	Calculated based upon 18,437,943 shares of the Issuer’s common stock outstanding on May 5, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the Securities and Exchange Commission on May 12, 2017.

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Acorn Performance Group, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 1,803,574
	(8)	Shared voting power
	(9)	Sole dispositive power 1,803,574
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 1,803,574
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.8%*
(14)	Type of reporting person (see instructions) CO

*	Calculated based upon 18,437,943 shares of the Issuer’s common stock outstanding on May 5, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the Securities and Exchange Commission on May 12, 2017.

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) EPM Live, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 1,000,000
	(8)	Shared voting power
	(9)	Sole dispositive power 1,000,000
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 1,000,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.4%*
(14)	Type of reporting person (see instructions) CO

*	Calculated based upon 18,437,943 shares of the Issuer’s common stock outstanding on May 5, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the Securities and Exchange Commission on May 12, 2017.

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Wave Systems Corp.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 2,875,323
	(8)	Shared voting power
	(9)	Sole dispositive power 2,875,323
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 2,875,323
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 15.6%*
(14)	Type of reporting person (see instructions) CO

*	Calculated based upon 18,437,943 shares of the Issuer’s common stock outstanding on May 5, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the Securities and Exchange Commission on May 12, 2017.

This Amendment No. 7 to Schedule 13D amends and supplements the Schedule 13D originally filed on June 23, 2015 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed on July 22, 2015 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on August 24, 2015 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on December 22, 2015 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed on January 19, 2016 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed on March 17, 2016 (“Amendment No. 5”) and Amendment No. 6 to Schedule 13D filed on March 24, 2016, relating to the common stock, $0.0001 par value per share (the “Shares”), of Upland Software, Inc., a Delaware corporation (the “Issuer”). The purpose of this Amendment No. 7 to Schedule 13D is to report that on May 30, 2017, ESW Capital, LLC contributed all of the shares of the Issuer directly held by it to Wave Systems Corp., a wholly-owned subsidiary of ESW Capital, LLC, and to add Wave Systems Corp. as an additional reporting person.

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 7 to Schedule 13D shall have the meaning ascribed to them in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6.

All disclosure for items contained in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 where no new information is provided for such item in this Amendment No. 7 to Schedule 13D is incorporated herein by this reference.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This statement is being filed by the following persons:

(i)	ESW Capital, LLC, a Delaware limited liability company (“ESW”);

(ii)	Joseph A. Liemandt, a natural person and citizen of the United States (“Liemandt”);

(iii)	Acorn Performance Group, Inc., a Delaware corporation and a controlled subsidiary of ESW (“Acorn”);

(iv)	EPM Live, Inc. (f/k/a Hipcricket, Inc.), a Delaware corporation and a controlled subsidiary of ESW (“EPM Live”); and

(v)	Wave Systems Corp., a Delaware corporation and a controlled subsidiary of ESW (“Wave”).

ESW, Liemandt, Acorn, EPM Live and Wave are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

ESW is a private investment fund that is principally engaged in the business of investing in securities. Acorn, EPM Live and Wave is each a controlled subsidiary of ESW that from time to time may hold securities for investment purposes. Mr. Liemandt is the sole voting member of ESW. The business address and principal executive offices of the each of the Reporting Persons are 401 Congress Avenue, Suite 2650, Austin, Texas 78701.

Item 2 (d) – (e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). ESW is a Delaware limited liability company. Liemandt is a United States citizen. Acorn is a Delaware corporation. EPM Live is a Delaware corporation. Wave is a Delaware corporation.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate cost of 2,875,323 of the Shares acquired by ESW to date is approximately $22,530,141.99, inclusive of any applicable brokerage commissions.

As described in Item 6, in January 2014, in connection with an Amended & Restated Technology Services Agreement between the issuer and an affiliate of ESW, the Issuer issued 1,803,574 shares of common stock to such affiliate (which shares were subsequently transferred to Acorn) at a purchase price of $0.0001 per share for an aggregate purchase price of $1,100.

On March 14, 2016, the Issuer, a subsidiary of the Issuer and Hipcricket, Inc. (“Hipcricket”), a cloud-based mobile messaging software provider and a subsidiary of ESW, entered into an asset purchase agreement, pursuant to which substantially all of the assets of Hipcricket related to Hipcricket’s business were sold in exchange for the issuance to Hipcricket of 1,000,000 shares of common stock of the Issuer and the Issuer’s EPM Live product business. The issuance of the shares of common stock of the Issuer to Hipcricket was not registered under the Securities Act and the parties relied on a private placement exemption from such registration requirements. The value of such 1,000,000 Shares on the closing date of such transaction was $6,160,000, based on the closing sale price of the Shares on March 14, 2016. On March 17, 2016, Hipcricket changed its name to EPM Live, Inc.

On May 30, 2017, ESW contributed to Wave for no consideration all of the 2,875,323 Shares held directly by ESW as of such date.

Other than with respect to the transfer of assets by Hipcricket, each of ESW and the affiliate of ESW referred to above used its own assets to purchase the shares.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of June 8, 2017, ESW may be deemed to beneficially own 5,678,897Shares, representing approximately 30.8% of the 18,437,943 shares of the Issuer’s common stock outstanding on May 5, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the Securities and Exchange Commission on May 12, 2017. The 5,678,897 shares consist of 2,875,323 Shares held directly by Wave (the “Wave Shares”), 1,803,574 Shares held directly by Acorn (the “Acorn Shares”) and 1,000,000 Shares held directly by EPM Live (the “EPM Live Shares”). ESW may be deemed to have sole voting and dispositive power with respect to the Acorn Shares, the EPM Live Shares and the Wave Shares.

As of June 8, 2017, Acorn may be deemed to beneficially own 1,803,574 Shares held directly by it, representing approximately 9.8% of the 18,437,943 shares of the Issuer’s common stock outstanding on May 5, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the Securities and Exchange Commission on May 12, 2017. Acorn has sole voting, investment and dispositive power with respect to the Acorn Shares.

As of June 8, 2017, Liemandt may be deemed to beneficially own the 5,678,897 Shares that consist of the Wave Shares, the Acorn Shares and the EPM Live Shares, representing approximately 30.8% of the 18,437,943 shares of the Issuer’s common stock outstanding on May 5, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the Securities and Exchange Commission on May 12, 2017. Liemandt may be deemed to have sole voting, investment and dispositive power with respect to the Wave Shares, the Acorn Shares and the EPM Live Shares.

As of June 8, 2017, EPM Live may be deemed to beneficially own 1,000,000 Shares held directly by it, representing approximately 5.4% of the 18,437,943 shares of the Issuer’s common stock outstanding on May 5, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the Securities and Exchange Commission on May 12, 2017. EPM Live has sole voting, investment and dispositive power with respect to the EPM Live Shares.

As of June 8, 2017, Wave may be deemed to beneficially own 2,875,323 Shares held directly by it, representing approximately 15.6% of the 18,437,943 shares of the Issuer’s common stock outstanding on May 5, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed with the Securities and Exchange Commission on May 12, 2017. Wave has sole voting, investment and dispositive power with respect to the Wave Shares.

(c) Except for the contribution to Wave described in Item 3, no Reporting Person has effected any transaction in the Shares in the 60 days prior to the filing of this Amendment No. 7.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 8, 2017

ESW CAPITAL, LLC

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	Chief Financial Officer

JOSEPH A. LIEMANDT

By:	/s/ Andrew S. Price
Name: Title:	Andrew S. Price Attorney-In-Fact for Joseph A. Liemandt

ACORN PERFORMANCE GROUP, INC.

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	Chief Financial Officer

EPM LIVE, INC.

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	Chief Financial Officer

WAVE SYSTEMS CORP.

By:	/s/ Andrew S. Price
Name:	Andrew S. Price
Title:	Chief Financial Officer